Exhibit 3.1

Amendment No. 1 to Second Amended and Restated Bylaws

of

American Capital Agency Corp.

(adopted and effective as of December 12, 2011)

Section 3.1 is deleted in its entirety and replaced with the following:

"Section 3.1 Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by a majority vote of the members of the Board of Directors then in office, provided that no amendment to the Bylaws decreasing the number of directors shall have the effect of shortening the term of any incumbent director and provided that the number of directors shall not be increased by fifty percent (50%) or more in any twelve-month period without the approval of at least sixty-six percent (66%) of the members of the Board of Directors then in office. Except as provided in Section 3.3 hereof, directors shall be elected by a majority of the votes cast at the Annual Meetings of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal; provided that if the number of nominees exceeds the number of directors to be elected, each director shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the votes cast "against" that nominee. Directors need not be stockholders."